FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the period ended March 1, 2006

Vannessa Ventures Ltd.

Suite 220, 1010 1st Street SW

Calgary, Alberta, Canada T2R 1K4

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20 F X	Form 40 F____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____	No X__

FORM 6-K

EXHIBIT INDEX

News Release. 1 March 2006 - English

VANNESSA VENTURES LTD.

Suite 220, 1010 - 1st Street S.W.

Calgary, AB   T2R 1K4

Tel:  (403) 444-5191 / Fax: (403) 444-5190

N E W S   R E L E A S E

March 1, 2006	SYMBOL: VVV

VANNESSA RELEASES CRUCITAS RESOURCE ESTIMATES

Vannessa Ventures Ltd. (the "Company") – The Company has produced a 43-101 Technical Report dated February 27, 2006 prepared by Geostat International Inc.(“Geostat”) of Montreal, Quebec on behalf of the Company’s wholly owned subsidiary, Industrias Infinito S.A. (“Infinito”) on the Crucitas gold project located in North Central Costa Rica.  The final Geostat report will be available on SEDAR within 45 days and was prepared under the direction of Pierre-Jean Lafleur, P.Eng., who is an independent Qualified Person as defined by National Instrument 43-101.

The Geostat report reviewed the diamond drilling information completed by Placer Dome Inc. between 1994 and 1996 and the auger drilling completed in 1999 by Lyon Lake Mines Ltd., who controlled the property at that time.  In total 251 diamond drill holes plus 27 geotechnical or ground water holes have been drilled plus 90 auger holes.  Total drilling exceeds 36,000 meters.  Geostat conducted a site visit in October of 2005 and had full access to Infinito technical staff, and all available data including drilling logs, core, assay information, etc. Geostat performed its own independent verification of the existing core samples using 21 samples of re-split core, including 3 standards. The correlation between Geostat assays and those of Infinito  was found to be very good.

The geology of the Crucitas deposit has been re-interpreted by Carl Caumartin, Vannessa’s Manager of Exploration and Development, and his staff at Infinito. Geostat reviewed and approved this interpretation in which gold mineralization is concentrated in vein-controlled structures that are well defined, parallel and largely sub-vertical and which contain the bulk of the higher grade gold values.

	Crucitas Resources
	Cut Off Grade	tonnes	Gold	Silver	Contained Oz	Contained Oz
	g/tonne	(,000)	g Au/tonne	g Ag/tonne	Gold (000)	Silver (000)
Indicated	0.5	25,086	1.21	3.17	985	2,559

Inferred	0.5	12,567	1.23	3.14	496	1,267

The Resources listed above include gold and silver contained in hard rock and weathered rock (saprolite) or partially weathered near saprolite.  Indicated gold Resource totals include approximately 20 percent in saprolite, or near saprolite, material and inferred gold Resource totals include approximately 25 percent in saprolite, or near saprolite, material.

Work continues on the production of a feasibility study to secure project financing.  Field testing by Golder and Associates to confirm soil strengths for tailing dam construction and for analyzing open pit wall angles has been completed and the data has been incorporated into mine design parameters. Micon International Limited is currently completing the mine and plant designs and is developing detailed operating and capital costs in order to produce detailed project economics required for the feasibility study. Infrastructure design and costing is being developed by Costa Rican engineering consultants and this includes the access road and the power supply. Golder is preparing the tailings dam design and water management plan and CyPlus GmbH has completed test work and costing of the cyanide destruction facility.

The Company is also pleased to announce that a suitable used SAG mill and a ball mill have been secured which are suited to the mining conditions that will be experienced at Crucitas.  A deposit has been placed on the equipment which will provide the capability to process 5,000 tonnes per day of rock and higher amounts when the softer saprolite material is fed into the circuit. These mills were previously installed at the McLaughlin mine in California and are equipped with 1750 and 3000 Hp motors respectively and inspection has shown them to be in excellent condition.

Infinito has an Exploitation Permit to mine hard-rock and saprolite at the Cructias site and in late 2005 Infinito received approval of its Environmental Impact Statement from the Costa Rican Ministry of Environment (“SETENA”) to mine the close to surface saprolite and near saprolite material which overlies the Crucitas deposit.

The Company continues to work with the small communities near the mine in Alejuela Province to ensure that community needs and concerns are addressed and to fulfill the commitments made in the Environmental Impact Statement and during the extensive Public Involvement Process.

John Morgan, President

Vannessa Ventures Ltd.

"The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release."